NEWS RELEASE

CPS Announces New Residual Financing Facility

IRVINE, California, April 12, 2013 (Globe Newswire) – Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that yesterday it entered into a new $20 million five-year residual financing facility.  The facility is secured by eligible residual interests in two previously securitized pools of automobile receivables.  With a portion of the proceeds, the Company prepaid $15 million of its senior secured debt.

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer 949 753-6800